Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Richard Fifer

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Production Update

Vancouver, BC – October 18, 2010: Following the filing of its fiscal 2011 first quarter financial statements on October 15, 2010, Petaquilla Minerals Ltd. ("Petaquilla" or the "Company") today announced that it has fully recovered its production capabilities after significant non-recurrent events negatively impacted first quarter performance.

During the Company’s first quarter of fiscal 2011 production was seriously affected by a combination of a 30-year high level of rain and a lightning strike, which respectively resulted in a Molejon plant shutdown of 8 days in August and the inoperability of one ball mill for 28 days in June with a consequent slowdown in production. Average daily productions for those days prior to the above occurrences were 2,289 tonnes per day for the plant and 448 tonnes per day for the ball mill. The Company estimates the loss of production in the first quarter of fiscal 2011 to have been approximately 31,000 tonnes and would have resulted in production costs per ounce in the mid-US$600 range. Despite the production shortfall, gross margin from the sale of gold in the first quarter of fiscal 2011 amounted to US$4.6 million.

After implementing changes in preventive maintenance and improvements in mining and process operations, production averaged 2,549 tonnes per day for the period September 8 to October 6, with gold pours totaling 6,120.5 ounces, equivalent to a daily average gold pouring rate of 212 ounces, or 6,300–6,500 ounces per month. Given the increased production volumes and the relatively stable operating cost base, production costs per ounce for this period are expected to be in the high-US$500/low-US$600 range.

This upward trend in production continued to October 13 with an average production rate of 2,779 tonnes per day and a daily gold production average of 226 ounces.

As previously mentioned in the Company’s news release of September 23, 2010, Petaquilla completed a Forward Gold Purchase Agreement with Deutsche Bank, AG for the delivery of 66,650 ounces of gold over a five year period against an upfront payment of US$45,000,000, plus subsequent additional payments corresponding to certain gold price thresholds. The net proceeds of the prepayment were used to redeem US$39,950,000 of principal and accrued interest on the Company’s outstanding Notes and for working capital. The Company is now in advanced discussions with leading international banking institutions for the refinancing of the remaining Notes in the approximate amount of US$35,000,000.

During the first quarter of fiscal 2011, the Company continued its Oro del Norte exploration program investing US$2.3 million in various trenching, drilling, assaying and engineering activities and will be soon releasing an exploration update.

About Petaquilla Minerals Ltd. - Petaquilla Minerals Ltd. is a gold producer operating its gold processing plant at its 100% owned Molejon Gold Project in Panama. Anticipated throughput for the project during the first year of commercial production is estimated to be 2,200 tonnes per day. Commercial production commenced January 8, 2010. The Molejon mine site is located in the south central area of the Company’s 100% owned 842 square kilometre concession lands, a region known historically for gold content.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
Director and Chairman of the Board

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.